Exhibit 99.1

Baidu Announces Filing of Automatic Shelf Registration Statement and

Proposed Debt Offering

BEIJING, China, November 6, 2012 – Baidu, Inc. (NASDAQ: BIDU) (“Baidu” or the “Company”), the leading Chinese language Internet search provider, today announced that it has filed an automatic shelf registration statement on Form F-3 with the United States Securities and Exchange Commission (the “SEC”), and a preliminary prospectus supplement under the registration statement, pursuant to which the Company proposes to sell senior notes which will be issued in two tranches. The Company intends to use a portion of the net proceeds from the offering to retire certain existing debt and the remainder for general corporate purposes.

The joint bookrunners of the offering are J.P. Morgan Securities LLC and Goldman Sachs (Asia) L.L.C.

This notice is not an offer of the securities for sale in the United States of America. Any public offering of these securities in the United States will be made by means of a prospectus that contains detailed information about the issuer, which prospectus may be obtained free of charge from EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send an investor the prospectus if the investor requests it by calling 1-212-834-4533. A registration statement relating to these securities has been filed with the SEC and has become effective under the U.S. Securities Act of 1933.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The securities referred to herein have not been and will not be registered under the applicable securities laws of any jurisdiction outside of the United States of America.

About Baidu

Baidu, Inc. is the leading Chinese language Internet search provider. As a technology-based media company, Baidu aims to provide the best way for people to find information. In addition to serving individual Internet search users, Baidu provides an effective platform for businesses to reach potential customers. Baidu’s ADSs trade on the NASDAQ Global Select Market under the symbol “BIDU”. Currently, ten ADSs represent one Class A ordinary share.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the description of the proposed offering in this announcement contains forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our future business development, results of operations and financial condition; our proposed use of proceeds from the sale of debt securities; our ability to attract and retain users and customers and generate revenue and profit from our customers; our ability to retain key personnel and attract new talent; competition in the internet search and other businesses in which we engage; the outcome of ongoing or any future litigation, including those relating to intellectual property rights; PRC governmental regulations and policies relating to the internet and internet search providers; general economic conditions in China and elsewhere; and conditions in the global and U.S. capital markets. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of the press release, and Baidu undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

China

Victor Tseng

Baidu, Inc.

Tel: +86-10-5992-7244

ir@baidu.com

Nick Beswick

Brunswick Group

Tel: +86-10-5960-8600

Email: baidu@brunswickgroup.com

U.S.

Patricia Graue

Brunswick Group

Tel: +1-415-671-7676

Email: baidu@brunswickgroup.com